John Hunkin names Gerry McCaughey as President and Chief Operating Officer, CIBC

TORONTO, December 2, 2004—John Hunkin, Chief Executive Officer, CIBC (TSX:CM, NYSE: BCM) today announced the appointment of Gerry McCaughey as President and Chief Operating Officer. The appointment of Mr. McCaughey was approved by the CIBC Board of Directors at their regular December 2 meeting and is effective immediately. Mr. McCaughey will continue to report to CIBC Chief Executive Officer John Hunkin.

In his new role, Mr. McCaughey will be responsible for all of CIBC’s operating businesses, including Retail and Small Business Banking, Commercial Banking, Cards, Wealth Management, CIBC World Markets, President’s Choice Financial and the Ombudsman function, as well as Technology and Operations.

“We are fortunate to have someone of Gerry’s capabilities and experience to fully focus on the day-to-day operations of the business”, said Mr. Hunkin. “This, in turn, will allow me to spend more time on longer term strategic issues and major risk and governance activities.”

“Gerry’s strong client focus and proven leadership capabilities ideally suit him for this important new role,” said John Hunkin. “He has demonstrated time and again his ability to focus on long-term strategic objectives and achieve solid, sustainable growth for the benefit of CIBC shareholders. Gerry has very broad experience at CIBC, leading businesses that serve all of our client groups—retail banking, wealth management, corporate, government and institutional”.

Mr. McCaughey, 48, began his financial services career in 1981 as an account executive with Merrill Lynch in Montreal. He joined CIBC in 1990, when CIBC acquired the Canadian private client operations of Merrill Lynch. Mr. McCaughey moved to Toronto in 1993 and filled increasingly senior positions within the private client division until he relocated to New York in 1997 to lead CIBC’s U.S. and Canadian private client businesses.

Since 1999, Mr. McCaughey has been a member of CIBC’s Senior Executive Team and has led CIBC’s Wealth Management business—creating Canada’s leading wealth management distribution franchise, with over 2,600 licensed financial advisors in 600 retail bank branches and private client offices across the country. Over the last five years Mr. McCaughey has successfully refocused CIBC’s wealth management business on our core Canadian client group through the acquisition of Merrill Lynch Canada’s retail brokerage business, as well as the divestiture of Oppenheimer private client and the European private banking business.

In 2002, Mr. McCaughey added leadership responsibility for CIBC’s credit card business and was instrumental in restructuring the Aerogold relationship with Air Canada’s Aeroplan division—ensuring CIBC’s continued preeminence in the premium card sector.

In February 2004, Mr. McCaughey was named Chairman and Chief Executive Officer, CIBC World Markets, retaining leadership responsibilities for CIBC Wealth Management.

CIBC, headquartered in Toronto, is a leading North American financial institution with almost nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Communications and Public Affairs, at 416-956-3330, or to Rob Mcleod, Senior Director, External Communications at 416-980-3714.